UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 000-30698

SINA Corporation

(Registrant’s Name)

37F, Jin Mao Tower

88 Century Boulevard, Pudong
Shanghai 200121, China

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures
Ex-99.1 Notice of Annual General Meeting of Shareholders and Proxy Statement for 2011 Annual General Meeting

Ex-99.2 Proxy Card for 2011 Annual General Meeting

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION
(Registrant)

Date: September 23, 2011	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer

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